Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5095	E-mail Address dwebb@stblaw.com

FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO

17 C.F.R. § 200.83

BY VELOCITY FINANCIAL, LLC

August 30, 2019

Peter McPhun

Jennifer Monick

Rochelle Plesset

Stacie Gorman

Kim McManus

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Financial, LLC

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 9, 2019

CIK No. 0001692376

Ladies and Gentlemen:

On behalf of Velocity Financial, LLC (the “Company” or “VF”), we hereby confidentially submit for non-public review by staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the draft registration statement on Form S-1 confidentially submitted to the Staff on December 17, 2018, as amended by the draft registration statement on Form S-1 (“Amendment No. 1”) confidentially submitted to the Staff on May 9, 2019. The Company has revised Amendment No. 2 in response to the Staff’s comments in its letter, dated May 30, 2019, relating to Amendment No. 1 (the “comment letter”), and to otherwise update its disclosure.

The Company is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Company will publicly file the registration statement (as amended, the “Registration Statement”) and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement. For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

NEW YORK BEIJING HONG KONG HOUSTON LONDON LOS ANGELES SÃO PAULO TOKYO WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

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Cover Page

1.

We note your response to comment 3 of our letter. Please note that we have referred your response to the Division of Investment Management for further review and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

On July 18, 2019, the Company’s counsel spoke to a representative of the Division of Investment Management who confirmed that the Division of Investment Management does not have any further comments on our response.

2.

Please revise footnote 4 to clarify that the portfolio yield figure excludes general company expenses, such as cost of funds. Please also tell us, with a view toward disclosure, whether the origination growth figure includes instances where the company refinances existing loans.

The Company has revised its disclosure on the inside cover page in response to the Staff’s comment.

Risk Factors

Risk Factors, page 18

3.

We note your response to comment 9 of our letter. We note that there is no minimum credit score that a potential borrower must have in order to obtain a loan. Please tell us what consideration you gave to including risk factor disclosure addressing related risks.

The Company has revised its disclosure on page 25 in response to the Staff’s comment and notes that, as described in such risk factor, that it has chosen to primarily consider the adequacy of the property as collateral and source of repayment for the loan, which may result in higher delinquency and default rates than lenders whose guidelines required minimum credit scores.

We use leverage in executing our business strategy, page 22

4.

We note your response to comment 4 of our letter. In response to our comment, you state that two warehouse repurchase facilities include financial covenants limiting your ability to leverage your assets. Please quantify the maximum debt-to-net-worth ratio contained in your repurchase facilities. Please also clarify if there is any limit on the amount of leverage you may incur in your corporate documents.

The maximum debt-to-tangible net worth ratio contained in the Company’s repurchase facilities is 6:1. The Company has also recently entered into a new corporate debt agreement which contains financial maintenance tests relating to leverage. There is no limit on the amount of leverage the Company may incur in the Company’s certificate of incorporation or bylaws. The Company has revised its disclosure on page 24 in response to the Staff’s comment.

Dilution, page 50

5.

Please clarify that the historical pro forma net tangible book value per share as of December 31, 2018, after giving effect to the Conversion but before giving effect to this offering, includes the restricted shares of common stock that will be issued upon conversion of Class B units, as described

Simpson Thacher & Bartlett LLP

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on page 133. In this regard, Item 506 of Regulation S-K requires a comparison of the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them, or that they have a right to acquire. Please also confirm that the common stock to be outstanding upon completion of this offering, as disclosed throughout the prospectus, includes such shares.

The Company has revised its disclosure on page 52 in response to the Staff’s first comment and page 53 in response to the Staff’s second comment. The common stock to be outstanding upon completion of this offering, as disclosed in the prospectus, includes the restricted shares of common stock that will be issued upon conversion of Class B units.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

6.

We note you have identified a material weakness in your internal control over financial reporting. Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose information surrounding the material weakness identified and to disclose the specific steps you are taking to remediate this material weakness.

The Company has revised its disclosure on page 58 in response to the Staff’s comment.

Key Performance Metrics, page 66

7.	We note your disclosure of pre-tax return on adjusted equity. Please tell us how you determined that a metric that excludes taxes represents a return on adjusted equity.

The Company was not a taxable entity prior to January 1, 2018; therefore, the reported net income for the years ended December 31, 2017 and 2016 excluded income tax expense. As the Company changed its income tax status effective January 1, 2018, the net income for the periods subsequent to December 31, 2017 include income tax expense. The Company believes the pre-tax return on adjusted equity for all periods presented provides a more meaningful and comparative metric.

Executive Compensation—Summary Compensation Table, page 139

8.	Please provide 3 years of disclosure in the compensation table in accordance with Item 402(c) of Regulation S-K.

Pursuant to Instruction 1 to Item 402(c) of Regulation S-K, information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m(a) or 78o(d)) (the “Exchange Act”) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.

Given that, pursuant to section 13(a) or 15(d) of the Exchange Act, the Company was not a reporting company at any time during fiscal year 2016 or fiscal year 2017 and such information was not previously required to be provided in response to a Commission filing requirement, the Company does not believe disclosure relating to fiscal year 2016 or fiscal year 2017 is required to be provided in the compensation table.

Simpson Thacher & Bartlett LLP

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Audited Consolidated Financial Statements – page F-2

9.

We note your response to prior comment 11. We believe that the information required by Rule 12-29 of Regulation S-X is applicable to your business. Please include Schedule IV in future amendments to your filing.

The Company has included Schedule IV as a separate schedule at the end of the financial statements in response to the Staff’s comment.

* * * * * * *

Please call the undersigned (650-251-5095) or William Brentani (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,
/s/ Daniel N. Webb

Daniel N. Webb

cc:	Christopher Farrar, Chief Executive Officer,

Velocity Financial, LLC

William B. Brentani,

Simpson Thacher & Bartlett LLP

Andrew S. Epstein

Jason D. Myers,

Clifford Chance US LLP